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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G/A

                 Under the Securities Exchange Act of 1934
                          (Amendment No.   1   )*
                                         ------


                               Incomnet, Inc.
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                              (Name of Issuer)


                                Common Stock
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                       (Title of Class of Securities)


                                453365207
                     ----------------------------------
                              (CUSIP Number)


                              December 15, 1998
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               (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     / / Rule 13d-1(b)

     /x/ Rule 13d-1(c)

     / / Rule 13d-1(d)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.  453365207
          -----------

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 1   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ironwood Telecom LLC EIN No. 84-1475302 ("Ironwood") (This statement is being filed on behalf of Ironwood and Donald V. Berlanti as Ironwood's indirect controlling member.)
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 2   Check the Appropriate Box if a Member
     of a Group (See Instructions)

     (a)
          ---------------------------------------------------------------------
     (b)
          ---------------------------------------------------------------------
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 3   SEC Use Only

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 4   Citizenship or Place of Organization

     Colorado, U.S.A.
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 Number of Shares             5   Sole Voting Power
 Beneficially                     Warrants for the purchase of 3,600,000 shares
 Owned by                         of Common Stock (see Item 4 and footnotes)
 Each Reporting                    --------------------------------------------
 Person With:                 6   Shared Voting Power
 Person With:                     -0-
                                  ---------------------------------------------
                              7   Sole Dispositive Power
                                  Warrants for the purchase of 3,600,000
                                  shares of Common Stock
                                  (see Item 4 and footnotes)
                                  ---------------------------------------------
                              8   Shared Dispositive Power
                                  -0-
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 9   Aggregate Amount Beneficially Owned by Each Reporting Person
     Warrants for the purchase of 3,600,000 shares of Common Stock
     (see Item 4 and footnotes)
-------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
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11   Percent of Class Represented by Amount in Row (11)
     18% (see Item 4 and footnotes)
-------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)
     00
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Item 11.  Material to be filed as Exhibits.

          Exhibit 1: Joint Filing Agreement


                                 SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


IRONWOOD TELECOM LLC


/s/ Donald V. Berlanti
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Signature: Donald V. Berlanti
Date: December 29, 1998
Name/Title: Sole Manager of
Ironwood Telecom LLC




/s/ Donald V. Berlanti
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Donald V. Berlanti, Sole Manager and
  Indirect Controlling Member of
  Ironwood Telecom LLC


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                                                                       Exhibit 1


                             JOINT FILING AGREEMENT

         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with the other Reporting Person (as identified in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Warrants (as defined in the Schedule 13G) for the purchase of Common Stock of Incomnet, Inc., and that this Agreement be included as an Exhibit to such joint filing.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 29th day of December, 1998.


                              IRONWOOD TELECOM LLC

                              By:      /s/ Donald V. Berlanti
                                 -----------------------------------
                                 Donald V. Berlanti, Sole Manager
                                 of Ironwood Telecom LLC


                                       /s/ Donald V. Berlanti
                                 -----------------------------------
                                 Donald V. Berlanti, Sole Manager
                                 and Indirect Controlling Member of
                                 Ironwood Telecom LLC